UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Zomedica Pharmaceuticals Corp.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

98979F107

(CUSIP Number)

Gerald Solensky Jr.

4764 Old Orchard Trail

Ann Arbor, Michigan 48234

Copies to:

Richard B. Holbrook, Jr., Esq.

Crowell & Moring LLP

1001 Pennsylvania Ave NW

Washington, DC 20004

Telephone: 202.508.8779

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 98979F107

1.	Names of Reporting Persons Gerald A. Solensky Jr.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 40,250,936(1)
	8.	Shared voting power 0
	9.	Sole dispositive power 40,250,936(1)
	10.	Shared dispositive power 0

11.	Aggregate amount beneficially owned by each Reporting Person 40,250,936(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 36.7%(1) of Common Shares
14.	Type of Reporting Person (see instructions) IN

(1)

As of the date of this Statement, the Reporting Person, in his individual capacity, holds 38,545,671 Common Shares of the Issuer and fully vested and immediately exercisable options to purchase up to 1,705,265 Common Shares of the Issuer. Accordingly, for the purposes of Rule 13d-3 under the Act, the Reporting Person may be deemed to beneficially own, as at the date of this Statement, an aggregate of 40,250,936 Common Shares, or 36.7% of the Common Shares outstanding. The beneficial ownership percentage reported herein is based on: (A) 108,038,398 Common Shares outstanding as of November 12, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed with the Securities and Exchange Commission on November 12, 2019, and (B) as per Rule 13d-3(d)(i) under the Act, the quotient obtained by dividing (a) the aggregate number of Common Shares beneficially owned by the Reporting Person by (b) the sum of (i) 108,038,398 Common Shares outstanding as of November 12, 2019, and (ii) 1,705,265 Common Shares that are subject to the Reporting Person’s options.

Page 2 of 6 Pages

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D previously filed by the Reporting Person (as defined below) with the Securities and Exchange Commission (the “SEC”) on February 14, 2019 (the “Statement”). Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Statement. Except as specifically set forth herein, this Amendment does not modify any of the information previously reported in the Statement. This Amendment is primarily being filed to update the Reporting Person’s disclosures under Items 2, 4, 5, 6, and 7 with respect to entry into a Cooperation Agreement by and between the Reporting Person and the Issuer dated December 2, 2019 (the “Cooperation Agreement”) in connection with the Separation Agreement by and between the Reporting Person and the Issuer dated December 2, 2019 (the “Separation Agreement”).

Item 2. Identity and Background.

The information under Item 2 of the Statement is hereby amended and restated in its entirety as follows:

(a) This Statement is being filed by, and reflects the holdings of, Gerald A. Solensky Jr. (the “Reporting Person”).

(b) The address of the Reporting Person is 4764 Old Orchard Trail, Ann Arbor, Michigan 48234.

(c) The principal occupation of the Reporting Person was Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer until his separation from the Issuer effective December 2, 2019 pursuant to the Separation Agreement. The Reporting Person will continue as a consultant to Zomedica Pharmaceuticals, Inc., the operating subsidiary of the Issuer. The address of the Issuer is set forth in Item 1 of this Statement.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 4. Purpose of Transaction.

The information under Item 4 of the Statement is hereby amended and supplemented to add the following text:

On December 2, 2019, the Reporting Person entered into a Cooperation Agreement with the Issuer wherein the Reporting Person agreed to the following: (a) Restrictions on Transfer—Except in certain circumstances as set forth in the Cooperation Agreement, or with the approval of the Issuer, the Reporting Person shall not, during the Term (as hereinafter defined), directly or indirectly, sell, transfer, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, transfer the economic risk of ownership of, or otherwise dispose of any securities of the Issuer; and (b) Voting—During the Term, the Reporting Person shall: (i) vote all Common Shares he beneficially owns, or exercises control or direction over, from time to time, at each shareholder meeting of the Company in favor of matters proposed by the Board of Directors (collectively, “Approval Matters”); and (ii) on the date of each shareholder meeting (x) attend the meeting in person or by proxy such that all Common Shares beneficially owned, or over which control or direction is exercised by the Reporting Person from time to time, are represented at the meeting, and (y) at the meeting, vote such Common Shares in person or by proxy in favor of the Approval Matters, and in favor of procedural actions or matters related to giving effect to Approval Matters (but in no event in contravention of such matter). Unless terminated earlier in accordance with the terms of the Cooperation Agreement, the Cooperation Agreement shall remain in effect until the earlier of: (a) 11:59 p.m. (New York time) on the day of completion of the second annual shareholder meeting from and after the effective date (the “Term”).

The Cooperation Agreement was entered into in connection with the Separation Agreement.

Additionally, the Reporting Person is currently in discussions to sell 12,000,000 Common Shares of the Issuer to an unrelated third party which are excluded from the restrictions on transfer in the Cooperation Agreement described above.

Other than the foregoing, the Reporting Person has no plans as of the date of this Amendment that relate to or would result in any of the foregoing as set forth in items (a) through (j) of the Statement. The Reporting Person, may, from to time, review or reconsider his position and formulate plans or proposals with respect to items (a) through (j) of the Statement, subject to the provisions of the Cooperation Agreement, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

The information under Item 5 is hereby amended and restated as follows:

(a) As of the date of this Amendment, the Reporting Person, in his individual capacity, holds 38,545,671 Common Shares of the Issuer and fully vested and immediately exercisable Options to purchase up to 1,705,265 Common Shares of the Issuer. Accordingly, for the purposes of Rule 13d-3 under the Act, the Reporting Person may be deemed to beneficially own, as at the date of this Amendment, an aggregate of 40,250,936 Common Shares, or 36.7% of the Common Shares outstanding. The beneficial ownership percentage reported herein is based on: (A) 108,038,398 Common Shares outstanding as of November 12, 2019, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2019, filed with the SEC on November 12, 2019, and (B) as per Rule 13d-3(d)(i) under the Act, the quotient obtained by dividing (a) the aggregate number of Common Shares beneficially owned by the Reporting Person by (b) the sum of (i) 108,038,398 Common Shares outstanding as of November 12, 2019, and (ii) 1,705,265 Common Shares that are subject to the Reporting Person’s Options. The Options are treated as exercised only for the purpose of computing the percentage beneficial ownership of the Reporting Person.

(b) As of the date of this Amendment, the Reporting Person has the sole power to vote and direct the vote and the sole power to dispose and direct the disposition over all of the 40,250,936 Common Shares beneficially owned by him (assuming the exercise of all exercisable securities listed in subsection (a) above). As set forth above in Item 4, the Reporting Person has agreed to vote all the Common Shares beneficially owned by the Reporting Person in accordance with the terms of the Cooperation Agreement.

(c) The Reporting Person has not effected any transactions in the Common Shares during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information under Item 6 is hereby amended and supplemented to add the following text:

The description of the Cooperation Agreement set forth above under Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

The information under Item 7 is hereby amended and supplemented to add the following text:

Cooperation Agreement dated December 2, 2019 by and between the Issuer and the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete.

Dated: December 4, 2019

GERALD SOLENSKY JR.

/s/ Gerald Solensky, Jr.

Attention – Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001).

Exhibit List

Exhibit A	Cooperation Agreement dated December 2, 2019, by and between the Issuer and the Reporting Person. Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, as filed with the SEC on December 3, 2019.

Page 6 of 6 Pages